Exhibit 99.1

Notice of Annual General Meeting 2024

21 May 2024

Notice is hereby given that the 2024 Annual General Meeting of BW LPG Limited will be conducted as per the details below:

Date: Wednesday, 12 June 2024

Location: Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HM EX, Bermuda

Time: 17:00hrs local time

Please see attached documents for the Notice of Annual General Meeting attaching Appendix A, Appendix B and Form of Proxy.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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